October 28, 2011

James B. Rosenberg Senior Assistant Chief Accountant Division of Corporation Finance United States Securities and Exchange Commission Mail Stop 6010 Washington, D.C. 20549

Re: ProAssurance Corporation Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 24, 2011
File No. 001-16533

Dear Mr. Rosenberg:

We are in receipt of your letter dated October 17, 2011 and appreciate your follow up comments on the above listed report of ProAssurance Corporation (the "Company").

Our response to your comment is listed below, with the comment reprinted prior to our response in order to aid your review. Our response includes the information and revised disclosure that you requested.

The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.  We acknowledge that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Comment:
Please refer to your response to comment one. Your favorable loss development of $234 million, $207 million and $185 million accounted for approximately 70%, 65% and 75% respectively of your pre-tax income for 2010, 2009 and 2008.  Your response states that the initial estimate of loss severity trends as compared to actual results has been the most influential factor in your favorable loss development.  There appears to be uncertainty regarding your favorable loss development trend as you state on page 6 of your response that you continue to believe that an increase in severity is a likely ultimate outcome of a lower frequency environment.  Please provide us proposed disclosure to be included in future periodic reports to describe this uncertainty in accordance with item 303(a)(3)(ii) of Regulation S-K.  Please also refer section III.B.3 in SEC Release No. 33-8350.

Response to Comment:
To better address the requirements provided by item 303(a)(3)(ii) of Regulation S-K and section III.B.3 in SEC Release No. 33-8350, in future periodic filings we will include as part of our discussion of loss development disclosure substantially as set forth below, subject to modification as appropriate.

Reserve for Losses and Loss Adjustment Expenses (reserve for losses or reserve)

Severity is defined as the average cost of resolving claims.  We have experienced a decline in the number of reported claims and there appears to be no single factor that is responsible for this decline.  As a result we cannot be certain as to the impact this decline will ultimately have on the average cost of claims.  We believe that much of the reduction in the number of claims is the result of a decline in the filing of frivolous lawsuits that have historically been dismissed or otherwise result in no payment of indemnity on the part of our insureds.  With fewer frivolous claims being filed we expect that the claims that are filed have the potential for greater average losses, or greater severity.  Given the long tailed nature of our business it will be several years before we are able to determine if the decline in frequency has indeed resulted in a related increase in severity.

Our current pricing model assumes a severity trend of 4%.  If the severity trend were to be higher by one percentage point the impact would be an increase in our expected loss ratio of 3.2 percentage points.  An increase in the severity trend of three percentage points would result in a 10.1 percentage point increase in our expected loss ratio.  Given the past experience with severity and the impact it can have on our ultimate losses, management believes establishing reserves 8 to 10 percentage points above its pricing targets provides a reasonable best estimate of our reserves to cover actual ultimate unpaid losses.  In the current environment this equates to an initial loss ratio of approximately 85% as compared to a 75% loss ratio assumed in our pricing.  If our assumption of an increased severity trend does not prove out, the result would be favorable development which may have a material effect on the period the development is recognized.  Conversely, should ultimate losses prove to be greater than our assumed severity trend, we would experience unfavorable development which may have a material effect on then-current operations.

Any questions regarding the above responses can be directed to me at (205) 802-4718 or to Jack Stephenson at (205) 458-5201.

Thank you for your attention to this filing and response.

          Sincerely,
          /s/ Edward L. Rand, Jr.
          Edward L. Rand, Jr.
          Chief Financial Officer